United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant To Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2012

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Zurich 245

Plaza Carso / Edificio Telcel

Colonia Granada Ampliación

11529 México, D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One)  Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K shall be deemed incorporated by reference into the

Registrant’s Registration Statement on Form F-3ASR (File No. 333-162217).

We have prepared this report to provide our investors with disclosure and financial information regarding recent developments in our business and results of operation for the nine months ended September 30, 2011.

The information in this report supplements information contained in our annual report on Form 20-F for the year ended December 31, 2010 (File No. 001-16269), filed with the Securities and Exchange Commission on May 13, 2011 (our “2010 Form 20-F”).

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports to the U.S. Securities and Exchange Commission, or “SEC,” on Forms 20-F and 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials, and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

•	projections of operating revenues, net income (loss), net income (loss) per share, capital expenditures, dividends, capital structure or other financial items or ratios;

•	statements of our plans, objectives or goals, including those relating to acquisitions, competition, regulation and rates;

•	statements about our future economic performance or that of Mexico or other countries in which we operate;

•	competitive developments in the telecommunications sector in each of the markets where we currently operate;

•	other factors or trends affecting the telecommunications industry generally and our financial condition in particular; and

•	statements of assumptions underlying the foregoing statements.

We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” in our 2010 Form 20-F, include economic and political conditions and government policies in Mexico, Brazil or elsewhere, inflation rates, exchange rates, regulatory developments, technological improvements, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

Forward-looking statements speak only as of the date they are made. We do not undertake any obligation to update such statements in light of new information or future developments.

You should evaluate any statements made by us in light of these important factors.

PRESENTATION OF FINANCIAL INFORMATION

References herein to “U.S.$” are to U.S. dollars. References herein to “Mexican pesos,” “P.” or “Ps.” are to Mexican pesos.

This report contains translations of various Mexican peso amounts into U.S. dollars at specified rates solely for your convenience. You should not construe these translations as representations by us that the nominal Mexican peso or constant Mexican peso amounts actually represent the U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated U.S. dollar amounts from constant Mexican pesos at the exchange rate of Ps.13.4217 to U.S.$1.00, which was the rate reported by Banco de México for September 30, 2011, as published in the Official Gazette of the Federation (Diario Oficial de la Federación, or “Official Gazette”).

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratios of earnings to fixed charges for the two years ended December 31, 2009 and December 31, 2010 and for the nine months ended September 30, 2011, in accordance with IFRS.

Year ended December 31, 2009	Year ended December 31, 2010	Nine months ended September 30, 2011
9.2	7.6	7.0

Note:	Earnings, for this purpose, consist of profit before income tax, plus interest expense and interest implicit in operating leases, minus equity interest in net income of affiliates, during the period.

OPERATING AND FINANCIAL REVIEW AS OF SEPTEMBER 30, 2011

AND FOR NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010

The following is a summary and discussion of our results of operations for the nine months ended September 30, 2011 and 2010 and our financial condition as of September 30, 2011. The following discussion should be read in conjunction with our audited annual consolidated financial statements.

In the opinion of our management, the unaudited interim financial information discussed below includes all adjustments, consisting only of normal and recurring adjustments, necessary for the fair presentation of this financial information in a manner consistent with the IFRS presentation made in the annual audited consolidated financial statements incorporated by reference herein from our 2010 Form 20-F. Results of operations for the nine months ended September 30, 2011 are not, however, necessarily indicative of results to be expected for the full year.

The following tables set forth summary unaudited condensed consolidated financial data of América Móvil at September 30, 2011 and December 31, 2010 and for the nine months ended September 30, 2011 and 2010.

	For the nine months ended September 30,
	2010		2011		2011
	(in thousands of Mexican pesos)				(millions of U.S. dollars)
	(unaudited)
Income Statement Data
Operating revenues:
Mobile voice services	Ps.	197,176,515	Ps.	206,370,036	U.S.$	15,376
Fixed voice services		103,874,203		102,633,243		7,647
Mobile data voice services		56,996,635		73,431,702		5,471
Fixed data services		49,522,447		53,038,548		3,952
Paid television		7,204,686		11,917,723		888
Other services		35,249,461		35,801,705		2,667

Total operating revenues		450,023,947		483,192,957		36,001

Operating costs and expenses:
Cost of sales and services		185,736,592		206,727,046		15,402
Commercial, administrative and general expenses		78,433,242		88,626,165		6,603
Other expenses		2,436,071		2,768,990		206
Depreciation and amortization		63,332,298		68,836,743		5,129

Total operating costs and expenses		329,938,203		366,958,944		27,340

Operating income		120,085,744		116,234,013		8,661
Interest income		2,946,432		4,807,047		358
Interest expense		(12,252,436)		(14,708,520)		(1,096)
Exchange gains (loss), net		3,664,604		(15,693,953)		(1,169)
Valuation of derivatives and other financial items, net		(10,896,846)		8,544,197		637
Equity in net income of associated company		631,685		1,803,690		134

Profit before income tax		104,179,183		100,986,474		7,525
Income tax		31,765,881		30,069,628		2,240

Net profit for the period	Ps.	72,413,302	Ps.	70,916,846	U.S.$	5,285

Other comprehensive income items:
Effect of translation of foreign entities		1,523,599		1,461,631		108
Effect of fair value of derivatives, net of deferred taxes		(373,949)		452,152		33

Total other comprehensive income for the period		1,149,650		1,913,783		141

Total comprehensive income for the period	Ps.	73,562,952	Ps.	72,830,629	U.S.$	5,426

Comprehensive income for the period attributable to:
Equity holders of the parent	Ps.	67,295,801	Ps.	70,422,436	U.S.$	5,247
Non-controlling interest		6,267,151		2,408,193		179

	Ps.	73,562,952	Ps.	72,830,629	U.S.$	5,426

	At December 31, 2010		At September 30, 2011		At September 30, 2011
	(in thousands of Mexican pesos)				(in millions of U.S. dollars)
	(unaudited)
Balance Sheet Data
Total current assets	Ps.	233,711,972	Ps.	295,889,691	U.S.$	22,046

Total non-current assets		642,982,562		666,657,538		49,670

Total assets		876,694,534		962,547,229		71,716
Total current liabilities		204,543,083		244,617,339		18,226
Long-term debt		294,060,952		332,064,870		24,741
Deferred taxes		25,178,166		27,608,314		2,057
Deferred revenues		3,990,184		3,484,992		260
Employee benefits		12,884,979		12,915,796		962

Total liabilities		540,657,364		620,691,311		46,246
Equity:
Capital stock		96,433,461		96,421,618		7,184
Retained earnings:
Prior years		105,009,640		134,049,018		9,987
Profit for the period		91,123,052		66,344,225		4,943

Total retained earnings		196,132,692		200,393,243		14,930
Other comprehensive income items		15,085,830		19,164,041		1,428
Equity attributable to equity holders of the parent		307,651,983		315,978,902		23,542
Non-controlling interests		28,385,187		25,877,016		1,928

Total equity		336,037,170		341,855,918		25,470

Total liabilities and equity	Ps.	876,694,534	Ps.	962,547,229	U.S.$	71,716

Consolidated Results of Operations for the First Nine Months of 2011 and 2010

Operating Revenues

Operating revenues for the first nine months of 2011 increased by 7.37% over the first nine months of 2010. The Ps.33.2 billion increase was attributable to increases in revenues from our voice and data mobile operations, fixed-line data operations and pay TV services, slightly offset by a decrease in revenues from our fixed-line voice operations.

Mobile Voice—Mobile voice revenues for the first nine months of 2011 increased by 4.66% over the first nine months of 2010. The increase of Ps.9.2 billion in these revenues was principally due to an increase in traffic, partially offset by reductions in interconnection rates charged to other telecommunications providers in Mexico, Colombia and certain countries in Central America.

Fixed Voice —Fixed voice revenues for the first nine months of 2011 decreased by 1.19% from the first nine months of 2010. The decrease of Ps.1.2 billion in these revenues was principally due to a decrease in long distance traffic and lower interconnection rates in certain markets in which we operate.

Mobile Data—Mobile data revenues for the first nine months of 2011 increased by 28.84% over the first nine months of 2010. The increase of Ps.16.4 billion in these revenues was principally due to increased use of value-added services, including SMS messaging and web browsing on handsets, tablets and notebooks.

Fixed Data—Fixed data revenues for the first nine months of 2011 increased by 7.10% over the first nine months of 2010. The increase of Ps.3.5 billion in these revenues was principally due to residential subscriber and broadband services growth.

Paid Television—Paid television revenues for the first nine months of 2011 increased by 65.42% over the first nine months of 2010. The increase of Ps.4.7 billion in these revenues was principally due to subscriber growth in our Brazilian operations.

Other services—Revenues from other services for the first nine months of 2011 increased by 1.57% from the first nine months of 2010. The increase of Ps.0.6 billion in these revenues was principally due to an increase in our yellow page and editorial businesses.

Operating Costs and Expenses

Cost of sales and services—Cost of sales and services for the first nine months of 2011 represented 42.78% of operating revenues compared to 41.27% of operating revenues for the first nine months of 2010. In absolute terms, cost of sales and services for the first nine months of 2011 increased by 11.30% over the first nine months of 2010.

Cost of equipment was Ps.65.2 billion for the first nine months of 2011 and Ps.59.6 billion for the first nine months of 2010 and primarily represented the cost of handsets, accessories and computers sold to customers, resulting from higher total subscriber growth in the first nine months of 2011 compared to the first nine months of 2010. Costs of handsets, accessories and computers for the first nine months of 2011 increased by 9.42% over the first nine months of 2010.

Cost of sales and services was Ps.206.7 billion for the first nine months of 2011 and Ps.185.7 billion for the first nine months of 2010. The 12.19% increase for the first nine months of 2011 was principally due to growth in our value added services and Pay TV businesses, as well as higher network maintenance, real estate leasing and electrical energy costs.

Commercial, administrative and general expenses—Commercial, administrative and general expenses represented 18.3% of operating revenues for the first nine months of 2011 and 17.43% of operating revenues for the first nine months of 2010. On an absolute basis, commercial administrative and general expenses for the first nine months of 2011 increased by 13.00% over the first nine months of 2010. The increase was principally due to an increase in advertisement, customer service centers, and call centers related expenses.

Other expenses—For the first nine months of 2011, we recorded net other expenses of Ps.2.8 billion, compared to Ps.2.4 billion for the first nine months of 2010.

Depreciation and amortization—Depreciation and amortization for the first nine months of 2011 increased by Ps.5.5 billion, or 8.69%, over the first nine months of 2010. As a percentage of revenues, depreciation and amortization for the first nine months of 2011 increased slightly to 14.25% compared to 14.07% for the first nine months of 2010. The increase in depreciation and amortization for the first nine months of 2011 reflected the high level of capital expenditures.

Operating Income

Operating income for the first nine months of 2011 decreased by 3.21% from the first nine months of 2010, reflecting the increase in our operating costs and expenses. Operating margin (operating income as a percentage of operating revenues) for the first nine months of 2011 was 24.06% compared to 26.68% for the first nine months of 2010. The decrease in our operating margin for the first nine months of 2011 was due principally to higher costs for subscriber acquisition, acquisition of content and programming, network maintenance, airtime resale, customer service, advertisement and royalty payments under our concessions and licenses.

Net Interest Expense

Net interest expense (interest expense less interest income) for the first nine months of 2011 increased by 6.40%, or Ps.0.6 billion, over the first nine months of 2010. The increase reflects a higher average level of net debt (average indebtedness less average cash and cash equivalents) resulting from new borrowings, and the payment of the cash purchase price in the offers for CGT and Telmex Internacional, in the first half of 2011.

Net Exchange Loss

We recorded net exchange losses of Ps.15.7 billion for the first nine months of 2011, compared to a net exchange gain of Ps.3.7 billion for the first nine months of 2010. Such exchange loss was primarily attributable to a higher rate of depreciation of the Mexican peso against U.S. dollar, the currency in which a considerable part of our indebtedness is denominated.

Valuation of Derivatives and Other Financial Items, Net

We recognized net fair value gain of Ps.8.5 billion for the first nine months of 2011, compared to net fair value loss of Ps.10.9 billion for the first nine months of 2010. This item principally reflected changes in the valuation of our derivative instruments, and the net fair value gain reflected a reduction in the use of derivative instruments.

Equity in Net Income of Associated Company

Our proportionate share of the net profit of Net Serviços was Ps.1.8 billion for the first nine months of 2011, compared to Ps.0.6 billion for the first nine months of 2010. Our interest in Net Serviços increased to 94.8% as a result of our cash tender offer in January 2011.

Income Tax

Our effective rate of provisions for corporate income tax as a percentage of profit before income tax was 29.78% for the first nine months of 2011, compared to 30.49% for the first nine months of 2010, reflecting fiscal effects of foreign exchange losses.

Net Profit

We had net profit of Ps.70.9 billion for the first nine months of 2011, a decrease of Ps.1.5 billion over the first nine months of 2010, as a result of a smaller operating margin and an increase in costs for subscriber acquisition, acquisition of content and programming, network maintenance, airtime resale, customer service, advertisement and royalty payments costs.

Liquidity and Capital Resources

As of September 30, 2011, we had net debt (total short- and long-term debt minus cash and marketable securities) of Ps.238.8 billion, compared to Ps.206.7 billion at December 31, 2010.

Our total indebtedness as of September 30, 2011 was Ps.374.0 billion, of which Ps.41.9 billion was classified as short-term debt (including the current portion of long-term debt). Without considering the effect of hedging instruments that we use to manage our interest rate and foreign exchange exposure, approximately Ps.189.5 billion, or 50.7%, of our total indebtedness as of September 30, 2011 was denominated in U.S. dollars. In addition, approximately Ps.102.7 billion, or 27.5%, of our total indebtedness at that date, bore interest at variable rates, while approximately Ps.271.3 billion, or 72.5%, bore interest at fixed rates. Outstanding debt at September 30, 2011 does not reflect the issuance of (a) 1.23% bonds due 2014 in an aggregate principal amount of ¥6.9 billion, (b) 1.53% bonds due 2016 in an aggregate principal amount of ¥5.1 billion, (c) 4.125% Senior Notes due 2019 in an aggregate principal amount of €1,000,000,000 and (d) 5.000% Senior Notes due 2026 in an aggregate principal amount of £500,000,000.

The maturities of our long-term debt as of September 30, 2011 were as follows:

Years	Amount
	(millions of Mexican pesos as of September 30, 2011)
2012	Ps.	1,098
2013		37,301
2014		32,857
2015		36,842
2016		42,661
2017 and thereafter		181,307

Total	Ps.	332,065

We regularly assess our interest rate and foreign exchange exposures in order to determine whether to hedge our exposures. We may use derivative instruments to hedge our exposures.

We have continued to repurchase shares of our capital stock under our share repurchase program. During the first nine months of 2011, we repurchased approximately 44,823 million Series L shares and 10.3 million Series A shares for an aggregate purchase price of Ps.44,833.3 billion.

As of September 30, 2011, cash and cash equivalents amounted to Ps.126.7 billion, compared to Ps.95.9 billion as of December 31, 2010. During the first nine months of 2011, we used approximately Ps.10.0 billion to pay dividends and Ps.73.2 billion to fund capital expenditures.

RECENT DEVELOPMENTS

Acquisition of Digicel Operations in Honduras and Divestiture of Our Operations in Jamaica

On November 30, 2011, we acquired 100% of Digicel Honduras, S.A. de C.V (“Digicel Honduras”). Digicel Honduras is a Honduran company that provides wireless telecommunications services in Honduras. As part of this transaction, we consummated the sale of our operations in Jamaica to an affiliate of Digicel Group Limited.

Fine Levied Against Telcel by the Mexican Competition Commission

In April 2011, following a regulatory inquiry initiated in 2006, the Mexican Competition Commission (Comisión Federal de Competencia, or “Cofeco”) notified our subsidiary Telcel of a resolution imposing a fine of Ps.11,989 million for alleged “relative monopolistic pricing practices” (prácticas monopólicas relativas) that also constituted a repeat offense (reincidencia). Under applicable Mexican law, Cofeco can impose a penalty for a repeat offense equivalent to the highest of twice the fine applicable to a first-time offense, 10% of the offender’s total assets, and 10% of the offender’s total sales for its previous fiscal year. Otherwise, the applicable fine would have been approximately Ps.54 million. Telcel contests both the determination that its pricing practices were monopolistic and the determination that there was a repeat offense. Telcel has submitted a petition for reconsideration (recurso de reconsideración) to Cofeco. If Cofeco resolves to uphold its determination regarding the fine or any part of it, Telcel plans to seek an injunction (amparo) from a Mexican court against Cofeco’s resolution. While there can be no assurance, we believe that payment of a fine arising from the Cofeco’s resolution is not probable, and, consequently, we have not recorded a provision for accounting purposes through September 30, 2011. It is, however, possible that we will be unsuccessful in our legal challenges to the fine, in which event our financial position would be negatively affected.

Telmex Interconnection Rates

In June 2011, our subsidiary Telmex was informed by the Mexican Federal Telecommunications Commission (Comisión Federal de Telecomunicaciones, or “Cofetel”) of the passing of resolutions mandating reductions to interconnection rates Telmex charges to other telecommunications providers. Specifically, Cofetel’s resolutions reduced the interconnection rate for long-distance calls from Ps.0.11550 per minute to Ps.0.03951 per minute. In addition, Cofetel’s resolutions reduced the interconnection rate charged to other telecommunications providers in rural areas from Ps.0.75000 per minute to Ps.0.04530 per minute. Although we and Telmex are evaluating the scope and legal grounds of the resolutions and expect to challenge them, Telmex will comply with the resolutions pending such challenges.

Tender Offer for Outstanding Shares of Telmex

On October 11, 2011, we launched a tender offer (the “TMX Tender Offer”) for all of the outstanding shares of all classes of capital stock of Telmex that we did not indirectly own, which represented approximately 40% of the total equity of Telmex. The TMX Tender Offer expired on November 11, 2011 and was settled on November 17, 2011. As a result of the TMX Tender Offer, América Móvil, directly and indirectly, owns approximately 93% of the shares representing the capital stock of Telmex. The purchase price was Ps.10.50 per share and Ps.210.00 per ADS, resulting in a total purchase price of approximately Ps.62.5 billion (equivalent to approximately U.S.$4.6 billion, based on the exchange rate as of November 17, 2011). The payment of the purchase price was financed with cash and cash equivalents on hand. We intend to delist Telmex’s shares from the various stock markets on which those shares are listed.

Consolidation of Net Serviços de Comunicação S.A.

In September 2011, the Brazilian Congress lifted the 49% cap on foreign ownership of cable operators and in January 2012, the Brazilian National Telecommunications Agency (Agência Nacional de Telecomunicações) approved the transfer of control of Net Serviços. Consequently, we are analyzing the timing to exercise an option that would enable us to acquire a controlling interest in Net Serviços.

Mobile Termination Rates

In November 2011, Telcel entered into an agreement with four other operators, including Telmex, pursuant to which mobile termination rates charged by Telcel will be gradually reduced during the next four years.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMÉRICA MÓVIL, S.A.B. DE C.V.

	By:	/s/ Carlos José García Moreno Elizondo
	Name:	Carlos José García Moreno Elizondo
Date: January 31, 2012	Title:	Chief Financial Officer